[logo] Gerber Scientific, Inc.

                                George M. Gentile
                      Chairman and Chief Executive Officer

August 21, 1997

Mr. Stanley Simon
Stanley Simon and Associates
70 Pine Street, 33rd Floor
New York, New York 10270-0154

Dear Stan:

The purpose of this letter is to define the services you are to render to Gerber Scientific and its subsidiaries under the provisions of Paragraph I of the attached Consultant Agreement and to specify certain additional terms.

As we discussed, one of your duties as a consultant shall be to render advice and consultation, on request, to the Board of Directors on such subjects as the Board may determine. In this role it is expected that you will, periodically, be invited to attend and informally participate in certain meetings of the Board and/or its committees in order to be readily available for consultation. You recognize, of course, that in this consulting role you will not have any of the rights or responsibilities of a "full-fledged" Director including the right to vote on matters before the Board.

In addition to the above, it is further expected that you will be available to perform additional consulting assignments appropriate to your position and background at the specific request of the Chairman of the Board of Directors provided, however, that no such consulting assignment shall be of a scope or duration which would interfere with your current business with Stanley Simon and Associates.

As we discussed, the term of this agreement shall be three (3) years from September 12, 1997. Your compensation shall be $45,000.00 per year, payable monthly.

Please sign both copies of this letter and the Consultant Agreement and return one fully executed original to Dick Treacy for his records.

Mr. Stanley Simon
August 21, 1997
Page 2

Once again, I am very pleased we could come to an arrangement whereby Gerber will continue receiving the benefits of your able assistance.

Sincerely,

GERBER SCIENTIFIC INC.



George M. Gentile
Chairman and Chief Executive Officer

       ---------------
Stanley Simon